Exhibit 99.1

Key updates communicated during Q2 2021

30 June 2021

Key updates communicated during Q2 2021

Provision for credit losses:

  On our Q1 2021 earnings, call we indicated that we expect provisions in a range of around 25 basis points of loans for 2021.
  At the Goldman Sachs European Financials Conference on June 10, 2021, we provided further guidance and outlined that we expect stage 3 provisions for Q2 2021 to be in line with or even better than Q1 2021 stage 3 provisions.

Revenues in the Investment Bank:

  On our Q1 2021 earnings call, we stated that although we expect markets to normalize in the remainder of 2021, we feel reassured in our view that a substantial portion of our Investment Bank growth since 2019 is sustainable. We also stated that we expect our revenues for 2021 to be very close to 2020 levels.
  We confirmed this guidance at the Goldman Sachs European Financials Conference, in particular with reference to sustainable revenues of about 8.5 billion euros in the Investment Bank, which we previously indicated in our December Investor Day. We believe this level of performance is achievable and would require us to earn 2.0-2.5 billion euros in revenues in the Investment Bank per quarter, keeping seasonality in mind. Our outlook is based on a very good first quarter, with Q2 expected to reflect a normalized quarter in the Investment Bank. During the last two quarters of 2021, we believe we will continue to perform in line with our expectations in a normalized revenue environment.

Costs:

  On our Q1 2021 earnings call, we mentioned that certain unforeseen market events have resulted in an increased contribution to the German statutory deposit guarantee scheme, which we expect to incur on a quarterly basis going forward. Together with bank levy assessments, these expenses are largely out of our control. However, as discussed in December 2020 and in March 2021, we do not believe it is sensible to further constrain investment spending to offset these uncontrollable expenses in the near term.
  Regarding the continuing integration of Deutsche Bank and Postbank, after having merged the areas such as the brands’ IT, operations, business organization, customer management and product management, from July 1, 2021 we will also combine the sales units within the Private Bank Germany. This applies to direct sales, including the call centers, digital sales, and branch sales, including mobile sales, as well as collaboration with our cooperation partners. We are currently working out our restructuring plans in detail.

Impact of the ruling of Federal Court (BGH) on the Private Bank:

  At the Goldman Sachs European Financials Conference, we outlined the impact we expect a recent German Federal Court ruling to have on the Private Bank. The ruling relates to the use of negative consent to affect pricing changes based on the terms and conditions for current accounts. The expectations we communicated at the conference are based on our initial analysis of the ruling.
  Our preliminary analysis suggests that, in Q2, there would be a modest look-back impact of approximately 100 million euros in litigation provisions in the Private Bank. This estimated level of customer restitution is based on our previous experience and is subject to continued review.
  Further, we expect to see a temporary revenue impact. As a result of the ruling, we will need to suspend the relevant current account fees until we can reinstate them based on valid legal agreements. In Q2 and Q3, we expect this account fee suspension to have a negative impact on revenues of about 100 million euros, respectively.
  Our preliminary analysis suggests that by Q4 we expect to have re-established these fee agreements and to restore the lost revenue stream. Therefore, we see the lost revenue as temporary.

CET1 / Leverage ratio:

  On our Q1 earnings call, we indicated that we expect increases to Risk Weighted Asset from regulatory and supervisory changes. We expect these changes to negatively impact the CET1 ratio by approximately 80 basis points in Q2.
  We confirmed this expectation at the Goldman Sachs European Financials Conference, but indicated that there might be a slippage into Q3 of certain changes and their implementation, driven by the supervisory side.
  Further, we indicated on our Q1 earnings call that we expect an increase in leverage exposure of roughly 20 billion euros in Q2 2021, from the introduction of the Standardized Approach for Counterparty Credit Risk as part of CRR2.
  On June 18, 2021, the European Central Bank announced the extension of the exclusion of certain central bank exposures from the leverage ratio until March 2022 (expectation was that the temporary relief would expire on June 27, 2021).

TLTRO:

  On TLTRO, we said on our Q1 2021 earnings call that TLTRO III revenues will not repeat in Q2 2021 to the extent we saw in Q1 2021. In Q1 2021 we saw about 125 million euros of revenues based on the catch-up in Q1. We stated that we expected the kicker to step down to about 50 million euros in revenues in Q2 and that we expect a further 100 million euros of revenues in Q4.
  Further we confirmed that at that point we have drawn about 41 billion euros of TLTRO III.

Statement on AFC and controls:

  At the DB FIG conference on June 1, 2021, Christian Sewing reiterated that we have significantly invested in our controls and will continue to do so. While we have made progress in strengthening our controls, we know that we still have work to do. This includes making necessary improvements in our transaction monitoring. We are working diligently on this.
  At the Goldman Sachs European Financials Conference, James von Moltke reiterated the importance of the transformation work that lays ahead of us, in particular to achieve our desired return on investments. However, James emphasized that we will not sacrifice the required control investments, including in AFC, to achieve our financial targets.

Issuance:

  On May 17, 2021, Moody’s placed our ratings on review for upgrade.
  During the second quarter our senior non-preferred spreads tightened by 25 / 30 bps (EUR/USD), outperforming our peer group and now trade at 82 / 91 bps (EUR Feb 2026 / USD Nov 2026).
  On May 5, 2021, we issued a 1.25 billion euros PerpNC7 AT1 security at a coupon of 4.625%. The deal attracted significant global demand with final order books at 5.5 billion euros.
  On May 25, 2021, we completed a 2.5 billion US dollars dual tranche debt issuance (1 billion US dollars 3yr senior preferred and 1.5 billion US dollars 11NC10 senior non-preferred) out of our New York branch. Combined final order books were at 12.5 billion US dollars.
  On June 14, 2021, we invited investors to participate in a public tender offer of two senior non-preferred zero coupon notes which were initially issued in Italian lira. The two tender offers resulted in a repurchase of bonds with a notional value of 313 million euros.

Disclaimer

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the US Securities and Exchange Commission (SEC). Such factors are described in detail in our US SEC Annual Report on Form 20-F dated 12 March 2021 under the heading “Risk Factors”. Copies of this document are available upon request or can be downloaded from www.db.com/ir .